EXHIBIT 99.1

Centerra Gold Reports 2022 Production, Issues 2023 Mount Milligan Mine Guidance and Provides an Update on the Öksüt Mine

TORONTO, Jan. 16, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) reports 2022 fourth quarter and full-year production, 2023 production and cost guidance for the Mount Milligan Mine and provides an update on operations at the Öksüt Mine.

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100%-basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

2022 Fourth Quarter and Annual Production Highlights

  Gold production in the fourth quarter of 2022 was 53,222 ounces solely from the Mount Milligan Mine.
  Full year 2022 gold production was 243,868 ounces, including 189,177 ounces of gold produced by the Mount Milligan Mine and 54,691 ounces produced by the Öksüt Mine. Additionally, approximately 100,000 recoverable ounces was processed into gold-in-carbon form in 2022 and remains stored at the Öksüt Mine.
  Copper production was 16.9 million pounds in the fourth quarter and 73.9 million pounds for the full year 2022.

2023 Mount Milligan Mine Guidance Highlights

  2023 guidance at the Mount Milligan Mine is expected as follows:
    Gold production of 160,000 to 170,000 ounces.
    Copper production of 60 to 70 million pounds.
    Gold production costs per ounce - $900 to $950.
    All-in sustaining costs (“AISC”) on a by-product basis per ounceNG - $1,075 to $1,125.
    All-in costs (“AIC”) on a by-product basis per ounceNG - $1,125 to $1,175.
    Additions to PP&E - $65 to $70 million.
    Total capital expendituresNG - $65 to $70 million.

Update on Öksüt Mine Operations

Gold doré bar production remains suspended at the Öksüt Mine due to mercury detected in the gold room at the ADR plant in March 2022. The Company is currently completing construction of a mercury abatement system to allow processing of mercury bearing ores and is scheduled to be completed in late January. The total capital costs are on target at approximately $5 million. The Company is working with the relevant authorities for the required approvals to restart gold room operations at the ADR plant, which the Company expects will occur shortly after the new Environment Impact Assessment (“EIA”) for the Öksüt Mine is approved.

The Company recently submitted its updated EIA. The Company is now working with Turkish officials on the regulatory review and approval of its EIA and such other permits that may be required to allow a timely full restart of all operations.

The Company is also engaged in other ordinary course permitting matters and in January 2023 it received notices of approval of its operating license extension application for a period of 10 years as well as approval of an enlarged grazing land permit to allow expansion of the Keltepe and Güneytepe pits as planned.

Paul Wright, Interim President and Chief Executive Officer of Centerra, said: “Record annual mill throughput highlighted the Mount Milligan Mine’s operating performance in 2022. We anticipate steady production at Mount Milligan in 2023, with management continuing to focus on optimizing the life of mine plan for future years. Cost guidance for the Mount Milligan Mine in 2023 includes the inflationary impact on costs that were prevalent globally through 2022. I am also pleased to report that we have received a 10-year operating license extension for the Öksüt Mine, in addition to the approval of an enlarged grazing land permit. Construction of the mercury abatement system is substantially complete and we are working with the applicable Turkish officials on their review and approval of the updated EIA.”

Mount Milligan Mine 2023 Guidance

		Guidance	Actuals
	Units	2023	Q3 YTD 2022	Q4 2022	2022
Production
Unstreamed gold production		104-111	88	35	123
Streamed gold production		56-59	48	18	66
Gold production(1)(2)	(Koz)	160-170	136	53	189
Unstreamed copper production		49-57	46	14	60
Streamed copper production		11-13	11	3	14
Copper production(1)(2)	(Mlb)	60-70	57	17	74
Costs(3)
Gold production costs	($/oz)	900-950	759	-	-
AISC on a by-product basisNG	($/oz)	1,075-1,125	629	-	-
AIC on a by-product basisNG	($/oz)	1,125-1,175	713	-	-
AISC on a co-product basisNG	($/oz)	1,150-1,200	958	-	-
Copper production costs	($/lb)	1.90-2.15	1.63	-	-
AISC on a co-product basisNG	($/lb)	2.75-3.00	2.04	-	-
Capital Expenditures
Additions to PP&E	($M)	65-70	34.6	-	-
Total Capital ExpendituresNG	($M)	65-70	44.7	-	-
SustainingNG	($M)	65-70	43.2	-	-
Non-sustainingNG	($M)	-	1.5	-	-

(1)	The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles them to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Streaming Arrangement”). Using an assumed market gold price of $1,600 per ounce and a blended copper price of $3.55 per pound for 2023, the Mount Milligan Mine’s average realized gold and copper price would be $1,192 per ounce and $2.98 per pound, respectively, when factoring in the Mount Milligan Streaming Arrangement. The blended copper price of $3.55 per pound factors in 2023 copper hedges and a market price of $3.25 per pound for the unhedged portion.
(2)	Gold and copper production at the Mount Milligan Mine assumes recoveries of 66% and 81%, respectively. 2023 gold ounces and copper pounds sold are expected to be consistent with production.
(3)	Material assumptions used for cost guidance includes an exchange rate of $1USD:$1.30CAD and a diesel fuel price of $1.00/litre (CAD$1.30/litre) after reflecting the impact of current diesel hedges in place. In this table, units noted as ($/oz) relates to gold ounces and ($/lb) relates to copper pounds.

The Mount Milligan Mine’s 2023 copper production is expected to be back-end weighted with approximately 35% of concentrate sales expected to occur in the fourth quarter of 2023.

The 2023 cost guidance and capital expenditure metrics are higher when compared to the Mount Milligan Mine’s December 31, 2021 NI 43-101 Technical Report (“Mount Milligan Mine TR”) and results for nine months ended September 30, 2022, driven by the inflationary environment throughout 2022. Inflationary cost pressures have been noted in various areas of the Mount Milligan Mine’s operations, mainly labour, energy and consumables such as grinding media, tires, equipment parts and diesel fuel.

The Company continues to optimize the life of mine plan for the Mount Milligan Mine and anticipates increases in both gold and copper production for 2024 and 2025 when compared to the annual figures included in the Mount Milligan Mine TR.

Exploration Expenditures
Exploration expenditures for 2023 are expected to be $35 to $45 million, including $10 million towards the Goldfield Project, approximately $13 to $17 million for brownfield exploration (Mount Milligan - $10 to $12 million and Öksüt - $3 to $5 million), and the balance for greenfield and generative exploration programs.

Other Material Assumptions
Other material assumptions used in forecasting production and costs for 2023 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2023 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially, and which are discussed under the heading “Material Risks” in the Company’s most recent Annual Information Form.

Qualified Person & QA/QC – Production Information
The production information and other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Paul Chawrun, P.Eng who is a member of the Professional Engineers Ontario and Centerra’s Vice President and Chief Operating Officer, who is a qualified person for the purpose of NI 43-101.

The Mount Milligan deposit is described in a NI 43-101 technical report dated November 7, 2022 and filed on SEDAR at www.sedar.com. The technical report describes, amount other things, the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit.

Non-GAAP and Other Financial Measures
This document contains “specified financial measure”, denoted with NG, within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators, specifically the non-GAAP financial measures. None of these specified financial measures are standardized financial measures under International Financial Reporting Standards (“IFRS”) and these specified financial measures might not be comparable to similar financial measures disclosed by other issuers.

Management believes that the use of these non-GAAP measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP measures used in this news release:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue (added in the current period and applied retrospectively to the previous period). When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For 2023, based on the assumed copper price of $3.25 per pound and assumed gold price of $1,600 per ounce, 492 pounds of copper was equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis. exploration and study costs, non-sustaining capital expenditures, care and maintenance and predevelopment costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
Nine months ended September 30, 2022
(Unaudited - $millions, unless otherwise specified)	Mount Milligan
Production costs attributable to gold	104.8
Production costs attributable to copper	94.3
Total production costs as reported	199.1
Adjust for:
Third party smelting, refining and transport costs	8.4
By-product and co-product credits	(169.5)
Adjusted production costs	37.9
Corporate general administrative and other costs	0.6
Reclamation and remediation - accretion	1.3
Sustaining capital expenditures	43.2
Sustaining lease payments	3.9
All-in sustaining costs on a by-product basis	86.9
Exploration and study costs	10.1
Non-sustaining capital expenditures	1.5
All-in costs on a by-product basis	98.5
Ounces sold (000s)	138.0
Pounds sold (millions)	58.0
Gold production costs ($/oz)	759
All-in sustaining costs on a by-product basis ($/oz)	629
All-in costs on a by-product basis ($/oz)	713
Gold - All-in sustaining costs on a co-product basis ($/oz)	958
Copper production costs ($/lb)	1.63
Copper - All-in sustaining costs on a co-product basis ($/lb)	2.04

Nine months ended September 30, 2022
(Unaudited - $millions, unless otherwise specified)	Mount Milligan
Additions to PP&E	34.6
Adjust for:
Costs capitalized to the ARO assets	9.9
Other(1)	0.2
Capital expenditures	44.7
Sustaining capital expenditures	43.2
Non-sustaining capital expenditures	1.5

(1) Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Caution Regarding Forward-Looking Information
Information contained in this news release which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “anticipate”, “assume”, “believe”, “budget”, “contemplate”, “continue”, “estimate”, “expect”, “intends”, “life of mine” or “LOM”, “may”, “plan”, “schedule”, “understand”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the Company’s expectations regarding 2023 and future gold and copper production; gold production costs per ounce, all-in sustaining costs on a by-product basis per ounceNG; all-in costs on a by-product basis per ounceNG; additions to PP&E, total capital spending and other statements made under the headings “Update on Öksüt Mine Operations”, “Mount Milligan Mine 2023 Guidance” and “Exploration Expenditures” including expectations regarding the effects of inflation on the Company’s costs; submissions relating to the EIA amendment for the Öksüt Mine and further discussions and regulatory review thereof; completion of mercury abatement, containment and safety work in the gold room of the ADR plant at the Öksüt Mine, including construction progress; the expected restart of gold room operations, related regulatory approvals and the expected timing thereof; 2023 capital expenditures; and 2023 exploration expenditures.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada, including potential uncertainty created by upcoming presidential elections in Türkiye and their potential to disrupt or delay Turkish bureaucratic processes and decision making; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; risks of actions taken by the Kyrgyz Republic, or any of its instrumentalities, in connection with the Company’s prior ownership of the Kumtor Mine or the Global Arrangement Agreement; including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the impact of constitutional changes or political events or elections in Türkiye; risks that Turkish regulators pursue aggressive enforcement of the Öksüt Mine’s current EIA and permits or that the Company experiences delay or disruption in its applications for new or amended EIA or other permits; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and, potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risk Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate as many factors and future events, both known and unknown, could cause actual results, performance, or achievements to vary or differ materially from the results, performance, or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of January 16, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances, or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Toby Caron	Shae Frosst
Treasurer and Director, Investor Relations	Manager, Investor Relations
(416) 204-1694	(416) 204-2159
toby.caron@centerragold.com	shae.frosst@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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